EXHIBIT 99.1

Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year

TORONTO, Dec. 06, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is pleased to announce it has received the permit at its Jacobina mine to increase throughput to 10,000 tonnes per day (“tpd”). Throughput is expected to reach 8,500 tpd by the second quarter of 2022. At this processing rate production at Jacobina will increase through the second half of 2022 with a full year at a production level of 230,000 ounces per year beginning in 2023.

The Company is also reporting particularly strong operating performance from El Peñón and Cerro Moro, both of which were planned to have higher production in the last several months of the year as they sequenced into higher grade zones, all of which supports the Company’s previous guidance that fourth quarter production will exceed 270,000 gold equivalent ounces (“GEO”)(1) and annual production will exceed overall 2021 guidance of 1,000,000 GEO(1). Fourth quarter all-in sustaining costs (“AISC”)(2) are also expected to be the lowest of the year and are estimated to be approximately $980 per GEO(1) or lower, which is 7% below AISC(2) reported for the prior three quarters.

Jacobina: Permit Received, Phase 2 Ramp up Commencing

Jacobina received the permit on December 2, 2021, allowing for throughput to increase to 10,000 tpd. The successful result is the culmination of a two year process in which the Company has worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules based jurisdictions with a mining pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to bring production up to 270,000 ounces per year.

With the accelerated permitting and 2021 outperformance, the mine is now expected to achieve the Phase 2 throughput objective of 8,500 tpd by the second quarter of 2022, approximately one year earlier than planned. Since May 2021, throughput has been stable at the previously permitted rate of 7,500 tpd and is well positioned to immediately start ramping up to 8,500 tpd. For the past six months, Jacobina has continued with incremental improvements to increase mining and processing capacity in anticipation of receiving the expansion permit. As such, the Company intends to progressively increase throughput over the next six to seven months.

The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022 several additional initiatives are expected to be complete including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electro-winning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

To support the higher processing rates, Jacobina continues to increase underground mining capacity and has prepared an inventory of lower grade stopes and stockpiled ore on surface to provide supplementary mill feed during the ramp up phase. With the higher than planned processing rates that are now anticipated, the Company expects to continue drawing from this supplementary ore into the first half of 2022. New mobile mining equipment has been delivered to Jacobina with additional equipment planned to be received in the first quarter of 2022 to facilitate the increased mining capacity. A modest increase in underground development is also expected in 2022. The accelerated mine plan shows mill feed grades increasing over the next two years.

The tailings storage strategy is aligned with the accelerated expansion timeline. Construction of the latest phase of the tailings storage facility was recently completed, providing tailings storage capacity at 8,500 tpd until the end of 2023. Further permitted phases of the tailings storage facility provide adequate storage capacity to support the life of mine plan. A comprehensive tailings storage strategy is well advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack tailings storage facility.

The Company’s simplified approach for the Phase 2 expansion reduces capital expenditures, increases energy efficiency, and derisks the project. Capital costs for the Phase 2 expansion are estimated at approximately $20 million, with $15 million remaining to be spent in 2022.

The Phase 3 expansion to increase throughput to 10,000 tpd is being evaluated. Engineering is advancing in parallel with Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

Fourth Quarter Production Expected to Exceed 270,000 GEO(1) With Fourth Quarter Costs Tracking to be the Lowest of the Year

Operations have maintained the momentum from their strong performances delivered during the third quarter and, in particular, El Peñón and Cerro Moro have had excellent production punctuated by high grades and low costs as planned. With strong performance through November, the Company expects fourth quarter production to exceed 270,000 GEO(1) with annual production expected to exceed overall 2021 guidance of 1,000,000 GEO(1). Fourth quarter AISC(2) are expected to be the lowest of the year and are estimated to be approximately $980 per GEO(1) or lower, which is 7% below AISC reported for the prior three quarters.

Qualified Persons
Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

END NOTES

(1)   GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 72.00 for future guidance periods. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period.

(2)   A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and nine months ended September 30, 2021 and in the 'Non-GAAP Performance Measures' of the associated press release dated October 28, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including exploration drilling plans and results from the Company’s generative program and potential to significantly extend mine lives at the Company’s projects; expected permitting and commencement of operations; expected fourth quarter production and guidance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with its exploration programs and results of exploration and its expected fourth quarter production and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)